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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K


                      REPORT OF FOREIGN PRIVATE ISSUER

  PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934



                        FOR THE MONTH OF JULY, 2001



                               CGI GROUP INC.
               (Translation of Registrant name into English)



                        1130 Sherbrooke Street West
                                 5th Floor
                              Montreal, Quebec
                               Canada H3A 2M8
                      (Address of Principal Executive
                                  Offices)

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Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F        Form 40-F  X
         -----            -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.  Yes        No:  X
           -----     -----

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ENCLOSURE: Press Release dated July 27, 2001

This Form 6-K is filed under the Securities Exchange Act of 1934, as amended, and is incorporated by reference into the Registrant's Registration Statement on Form F-4 (Reg. No. 333-58116) of and the related prospectus, and into its Registration Statements on Form S-8, (Reg. Nos. 333-9106 and 333-13350).

          PRESS RELEASE                           FOR IMMEDIATE PUBLICATION


              CGI and IMRglobal announce completion of merger

NEW YORK, JULY 27, 2001 - CGI Group Inc. (NYSE: GIB; TSE: GIB.A) (CGI) and IMRglobal Corp. (Nasdaq: IMRS) (IMRglobal) announced that the merger of IMRglobal into CGI was completed today following approval of the merger by IMRglobal's shareholders at a special meeting held in New York City. The merger establishes CGI as the fourth largest independent IT services company in North America, with more than 13,000 members (employees) and deep expertise in key vertical markets.

The combined entity, with a revenue run-rate of US$1.3 billion (CDN $2 billion), will serve more than 3,000 longstanding, market-leading clients in North America, Europe and Asia Pacific from more than 60 offices in over 20 countries.

"IMRglobal strengthens CGI's focused expertise in vertical markets and further positions CGI as a competitive alternative for companies seeking a dedicated, cost-effective partner that understands the businesses within which they operate," noted Serge Godin, chairman, president and CEO of CGI. "Furthermore, with our expanded critical mass in the US and abroad adding to our global reach and our unique delivery model, we are bringing strategic value to all of our clients."

TRANSACTION HIGHLIGHTS

o Provides the critical mass to position CGI as a full IT services outsourcing player in the large US outsourcing market;

o Significantly strengthens CGI's systems integration and high-end consulting capabilities in the US and UK, while providing a presence in France, India, Japan and Australia;

o Strengthens organic growth in its six key vertical markets - financial services, telecommunications, government, healthcare, manufacturing / retail / distribution, and energy and utilities;

o Provides a unique delivery model which brings high quality, cost effective client support through IT services operations in Mumbai, as well as in Bangalore, the high technology centre of India;

o    Adds  strong   management   and  IT   professionals   in  the  US  and
     international markets.

INTEGRATION ROAD MAP

Effective immediately, a fully integrated organizational structure is being put into place, employees are being integrated, service offerings are being coordinated and cross-selling opportunities pursued. In the mid -term, financial systems will be integrated and offices will be ISO 9001 certified.

Satish Sanan, former CEO of IMRglobal was named president, USA and Asia Pacific of CGI. "With an experienced management team, 3,000 market-leading clients, focused services and deep technical and vertical market experience, CGI is poised for continued solid growth," noted Mr. Sanan. "We are combining two strong companies with reputations for quality, industry expertise, client focus and performance, creating a leader in the North American IT services market."

SHAREHOLDER INFORMATION
Under the terms of the merger agreement, announced on February 21, 2001, IMRglobal shareholders will receive 1.5974 Class A Subordinate Shares of CGI for each share of IMRglobal Common Stock with cash in lieu of any fractional shares. IMRglobal shareholders of record as of the close of business today will be mailed information describing how they may exchange their IMRglobal share certificates for CGI share certificates.

THIRD QUARTER FINANCIAL RESULTS WILL BE DISCLOSED AT 11 A.M. (ET) ON JULY 31, 2001 VIA WEBCAST AT WWW.CGI.CA OR BY CALLING (888) 209-3775.


ABOUT CGI
Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of more than 13,000 professionals. As at June 30, 2001, CGI's order backlog totaled approximately US$5.3 billion (CDN$8.2 billion) and as at July 27, 2001, its revenue run-rate is close to US$1.3 billion (CDN$2 billion). CGI provides end-to-end IT services and business solutions to 3,000 clients in the United States, Canada and more than 20 countries around the world. CGI's shares are listed on the NYSE (GIB), as well as on the TSE (GIB.A). They are included in the Toronto Stock Exchange's TSE 300 index as well as the S&P/TSE Canadian Information Technology index. Web site: www.cgi.ca.

ALL STATEMENTS IN THIS PRESS RELEASE THAT DO NOT DIRECTLY AND EXCLUSIVELY RELATE TO HISTORICAL FACTS CONSTITUTE "FORWARD-LOOKING" STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS MAY INCLUDE (BUT ARE NOT LIMITED TO) THOSE IDENTIFIED BY THE USE OF THE WORDS "ANTICIPATE," "BELIEVE," "ESTIMATE,"
"EXPECT," "INTEND," AND SIMILAR EXPRESSIONS. THESE FORWARD-LOOKING STATEMENTS REPRESENT CGI GROUP INC.'S AND IMRGLOBAL CORP.'S CURRENT INTENTIONS, PLANS, EXPECTATIONS, AND BELIEFS, AND ARE SUBJECT TO RISKS, UNCERTAINTIES, AND OTHER FACTORS, OF WHICH MANY ARE BEYOND THE CONTROL OF CGI GROUP INC. OR IMRGLOBAL CORP. THESE FACTORS COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF CGI GROUP INC. OR IMRGLOBAL CORP. TO DIFFER MATERIALLY FROM SUCH FORWARD-LOOKING STATEMENTS.

THESE FACTORS INCLUDE AND ARE NOT RESTRICTED TO, COSTS RELATED TO THE MERGER, THE RISK THAT THE EXPECTED BENEFITS OF THE MERGER MAY NOT BE REALIZED, THIRD PARTIES MAY TERMINATE OR ALTER EXISTING CONTRACTS IF NECESSARY CONSENTS ARE NOT OBTAINED, THE TIMING AND SIZE OF CONTRACTS, ACQUISITIONS AND OTHER CORPORATE DEVELOPMENTS AND MERGER AND ACQUISITION STRATEGY, THE ABILITY TO ATTRACT AND RETAIN QUALIFIED EMPLOYEES, MARKET COMPETITION IN THE RAPIDLY-EVOLVING INFORMATION TECHNOLOGY INDUSTRY, GENERAL ECONOMIC AND BUSINESS CONDITIONS, VARIABILITY IN OPERATING RESULTS, POTENTIAL COST OVERRUNS ON FIXED-PRICE PROJECTS, AND OTHER RISKS IDENTIFIED IN CGI GROUP INC.'S FORM F-4 REGISTRATION STATEMENT, WHICH INCLUDES THE PROXY STATEMENT/PROSPECTUS FOR THE IMRGLOBAL SHAREHOLDERS SPECIAL MEETING, AND IN CGI'S ANNUAL OR PERIODIC REPORTS OR FORMS 40-F (INCLUDING THE RISKS DESCRIBED IN THE MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A)) FILED WITH THE U.S. SECURITIES & EXCHANGE COMMISSION, CGI GROUP INC.'S ANNUAL INFORMATION FORM FILED WITH CANADIAN SECURITIES COMMISSIONS, AND IMRGLOBAL CORP.'S PERIODIC FILINGS WITH THE SEC UNDER THE SECURITIES EXCHANGE ACT OF 1934. ALL OF THE RISK FACTORS INCLUDED IN THESE FILED DOCUMENTS ARE INCLUDED HEREIN BY REFERENCE.


FOR MORE INFORMATION:

INVESTOR RELATIONS
CGI
Ronald White
(514) 841-3230

MEDIA RELATIONS
EDELMAN
Cynthia Rogers
(312) 233-1390

CGI
Eileen Murphy
(514)841-3430

                                 SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                    CGI Group Inc.
                                    ---------------------------------------
                                    (Registrant)


                                    By: /s/ Paule Dore
                                       ------------------------------------
                                    Name:  Paule Dore
                                    Title: Executive Vice President and
                                            Chief Corporate Officer and
                                            Secretary


Date: July 27, 2001